Sierra Wireless Reports First Quarter 2014 Results

Record revenue of $121.2 million; 19.5% year-over-year growth

First Quarter 2014 highlights from continuing operations

•	Record revenue of $121.2 million, an increase of 19.5% compared with Q1 2013

•	Adjusted EBITDA of $4.1 million compared with $1.8 million in Q1 2013

•	Non-GAAP earnings from operations of $0.7 million compared with a non-GAAP loss from operations of $1.4 million in Q1 2013

VANCOUVER, BRITISH COLUMBIA - May 1, 2014 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its first quarter ending March 31, 2014. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We achieved record revenue in the first quarter and also completed the acquisition of In Motion Technology. I believe we are well positioned for continued revenue growth and improving profitability in the second quarter and beyond,” said Jason Cohenour, President and Chief Executive Officer. “We continue to focus on driving profitable organic growth in M2M devices and cloud services, while pursuing additional strategic acquisitions.”

Revenue for the first quarter of 2014 was $121.2 million, an increase of 19.5% compared to $101.4 million in the first quarter of 2013, and an increase of 2.2% compared to $118.6 million in the fourth quarter of 2013. Revenue from OEM Solutions was $106.2 million in the first quarter of 2014, up 19.0% compared to $89.2 million in the first quarter of 2013. Revenue from Enterprise Solutions was $15.0 million (including $1.3 million contribution from In Motion Technology) in the first quarter of 2014, up 23.3% compared to $12.2 million in the first quarter of 2013.

GAAP

•	Gross margin was $38.6 million, or 31.9% of revenue, in the first quarter of 2014, compared to $33.4 million, or 32.9% of revenue, in the first quarter of 2013.

•
Operating expenses were $45.3 million and loss from operations was $6.7 million in the first quarter of 2014, compared to operating expenses of $40.3 million and a loss from operations of $6.9 million in the first quarter of 2013.

•
Net loss from continuing operations was $4.0 million, or $0.13 per diluted share, in the first quarter of 2014, compared to a net loss from continuing operations of $7.9 million, or $0.26 per diluted share, in the first quarter of 2013.

NON-GAAP

•	Gross margin was 32.0% in the first quarter of 2014, compared to 33.0% in the first quarter of 2013.

•
Operating expenses were $38.0 million and earnings from operations were $0.7 million in the first quarter of 2014, compared to operating expenses of $34.9 million and a loss from operations of $1.4 million in the first quarter of 2013.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $4.1 million in the first quarter of 2014, compared to $1.8 million in the first quarter of 2013.

•
Net earnings from continuing operations were $0.5 million, or $0.02 per diluted share, in the first quarter of 2014, compared to a net loss from continuing operations of $0.7 million, or $0.02 per diluted share, in the first quarter of 2013.

Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition costs, gain on sale of the AirCard business, restructuring costs, integration costs, disposition costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
The Company provides the following guidance for continuing operations for the second quarter of 2014.
In the second quarter of 2014 we expect revenue to increase sequentially and on a year-over-year basis, driven by organic growth as well as the addition of revenue for a full quarter from In Motion Technology. We expect gross margin percentage to improve slightly from the first quarter of 2014 and operating expenses to increase, primarily reflecting the addition of In Motion Technology expenses for a full quarter.

Q2 2014 Guidance	Consolidated Non-GAAP

Revenue	$128.0 to $131.0 million
Earnings from operations	$2.7 to $3.5 million
Net earnings	$1.9 to $2.5 million
Earnings per share	$0.06 to $0.08 per share

This non-GAAP guidance for the second quarter of 2014 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Conference call, webcast and instant replay details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, May 1, 2014, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 15895706

For those unable to participate in the live call, a replay will be available until June 1, 2014. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.
To access the webcast, please follow the link below:
Sierra Wireless Q1 2014 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://www.snwebcastcenter.com/webcast/sierrawireless/2014q1/
The webcast will remain available at the above link for one year following the call.
To access a full copy of our Q1 2014 earnings release, please follow the link below:
http://www.sierrawireless.com/AboutUs/investorinformation.aspx

Media Contact:	Investor Contact:
Sharlene Myers	David Climie
Manager, Global Public Relations	Senior Director, Investor Relations
+1 (604) 232-1445	+1 (604) 231-1137
smyers@sierrawireless.com	dclimie@sierrawireless.com

David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com
Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the second quarter of 2014 and our fiscal year 2014, our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”,

“plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect;

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters; and

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management's time and attention in connection with acquisitions or divestitures.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia.  For more information about Sierra Wireless, visit www.sierrawireless.com.
"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2014	2013
Revenue	$121,163	$101,401
Cost of goods sold	82,566	68,023
Gross margin	38,597	33,378

Expenses
Sales and marketing	12,366	10,356
Research and development	20,017	18,363
Administration	9,333	8,123
Restructuring	—	117
Integration	20	27
Acquisition	950	—
Amortization	2,583	3,276
	45,269	40,262
Loss from operations	(6,672)	(6,884)
Foreign exchange gain (loss)	392	(2,370)
Other income (expense)	26	(132)
Loss before income taxes	(6,254)	(9,386)
Income tax recovery	2,249	1,448
Net loss from continuing operations	(4,005)	(7,938)
Net earnings from discontinued operations	—	1,863
Net loss	$(4,005)	$(6,075)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	20	(904)
Comprehensive loss	$(3,985)	$(6,979)
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Continuing operations	$(0.13)	$(0.26)
Discontinued operations	0.00	0.06
	$(0.13)	$(0.20)
Weighted average number of shares outstanding (in thousands)
Basic	31,235	30,695
Diluted	31,235	30,695

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$151,339	$177,416
Short-term investments	—	2,470
Accounts receivable, net of allowance for doubtful accounts of $2,326 (December 31, 2013 - $2,279)	116,796	112,490
Inventories	9,191	8,253
Deferred income taxes	2,393	2,391
Prepaids and other	23,965	28,741
	303,684	331,761
Property and equipment	21,076	21,982
Intangible assets	53,578	43,631
Goodwill	112,015	102,718
Deferred income taxes	4,208	7,176
Other assets	7,490	4,732
	$502,051	$512,000

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$111,015	$124,846
Deferred revenue and credits	4,155	2,481
	115,170	127,327
Long-term obligations	22,890	21,550
Deferred income taxes	505	127
	138,565	149,004
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 31,431,851 shares (December 31, 2013 - 31,097,844 shares)	333,945	329,628
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 81,475 shares (December 31, 2013 – 507,147 shares)	(796)	(5,137)
Additional paid-in capital	21,813	25,996
Retained earnings	15,362	19,367
Accumulated other comprehensive loss	(6,838)	(6,858)
	363,486	362,996
	$502,051	$512,000

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2014	2013
Cash flows provided by (used in):
Operating activities
Net loss	$(4,005)	$(6,075)
Items not requiring (providing) cash
Amortization	6,483	7,511
Stock-based compensation	2,251	1,928
Deferred income taxes	2,966	(31)
Gain on disposal of property and equipment	(14)	—
Impairment of assets related to discontinued operations	—	1,004
Other	14	1,750
Taxes paid related to net settlement of equity awards	(501)	(250)
Changes in non-cash working capital
Accounts receivable	860	(6,643)
Inventories	139	7,354
Prepaid expenses and other	5,098	(9,044)
Accounts payable and accrued liabilities	(17,238)	(3,079)
Deferred revenue and credits	52	28
Cash flows used in operating activities	(3,895)	(5,547)
Investing activities
Additions to property and equipment	(1,430)	(2,199)
Proceeds from sale of property and equipment	37	11
Increase in intangible assets	(527)	(659)
Acquisition of In Motion Technology, net of cash acquired	(22,578)	—
Net change in short-term investments	2,470	—
Increase in other assets	(2,748)	—
Cash flows used in investing activities	(24,776)	(2,847)
Financing activities
Issuance of common shares	2,725	2,104
Repurchase of common shares for cancellation	—	(1,377)
Decrease in other long-term obligations	(112)	(627)
Cash flows provided by financing activities	2,613	100
Effect of foreign exchange rate changes on cash and cash equivalents	(19)	571
Cash and cash equivalents, decrease in the period	(26,077)	(7,723)
Cash and cash equivalents, beginning of period	177,416	63,646
Cash and cash equivalents, end of period	$151,339	$55,923

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)
	2014	2013
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$38,597	$145,641	$38,443	$37,346	$36,474	$33,378
Stock-based compensation and related social taxes	160	406	119	117	95	75
Gross margin - Non-GAAP	$38,757	$146,047	$38,562	$37,463	$36,569	$33,453

Loss from operations - GAAP	$(6,672)	$(17,664)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
Stock-based compensation and related social taxes	3,304	7,990	2,177	2,145	2,013	1,655
Acquisition	950	508	369	139	—	—
Restructuring	—	171	14	14	26	117
Integration	20	27	—	—	—	27
Impairment of an asset in R&D	—	280	—	—	—	280
Acquisition related amortization	3,118	13,741	3,580	3,405	3,363	3,393
Earnings (loss) from operations - Non-GAAP	$720	$5,053	$2,593	$2,402	$1,470	$(1,412)
Amortization (excluding acquisition related amortization)	3,365	13,649	3,566	3,468	3,403	3,212
Adjusted EBITDA	$4,085	$18,702	$6,159	$5,870	$4,873	$1,800

Net earnings (loss) from continuing operations - GAAP	$(4,005)	$(15,550)	$(1,945)	$1,075	$(6,742)	$(7,938)
Stock-based compensation and related social taxes, restructuring and other, integration, and acquisition related amortization, net of tax	7,389	22,620	6,112	5,760	5,393	5,355
Unrealized foreign exchange loss (gain)	(382)	(3,912)	(1,970)	(2,457)	(1,359)	1,874
Income tax adjustments	(2,519)	3,784	925	(895)	3,754	—
Net earnings (loss) from continuing operations - Non-GAAP	$483	$6,942	$3,122	$3,483	$1,046	$(709)

Net earnings (loss) from discontinued operations - GAAP	$—	$70,588	$1,078	$(505)	$68,152	$1,863
Stock-based compensation and disposition costs	—	4,014	3	1,402	876	1,733
Gain on sale of AirCard business	—	(70,182)	(1,056)	(49)	(69,077)	—
Net earnings (loss) from discontinued operations - Non-GAAP	$—	$4,420	$25	$848	$(49)	$3,596

Net earnings (loss) - GAAP	$(4,005)	$55,038	$(867)	$570	$61,410	$(6,075)
Net earnings (loss) - Non-GAAP	483	11,362	3,147	4,331	997	2,887

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.13)	$(0.50)	$(0.06)	$0.03	$(0.22)	$(0.26)
Non-GAAP - (in dollars)	$0.02	$0.23	$0.10	$0.11	$0.03	$(0.02)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.13)	$1.79	$(0.03)	$0.02	$2.00	$(0.20)
Non-GAAP - (in dollars)	$0.02	$0.37	$0.10	$0.14	$0.03	$0.09

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)
	2014	2013
	Q1	Total	Q4	Q3	Q2	Q1
OEM Solutions
Revenue	$106,162	$382,016	$101,858	$95,850	$95,076	$89,232
Cost of goods sold	75,634	266,867	72,336	66,395	65,514	62,622
Gross margin	$30,528	$115,149	$29,522	$29,455	$29,562	$26,610
Gross margin %	28.8%	30.1%	29.0%	30.7%	31.1%	29.8%

Enterprise Solutions
Revenue	$15,001	$59,844	$16,750	$16,412	$14,513	$12,169
Cost of goods sold	6,932	29,352	7,829	8,521	7,601	5,401
Gross margin	$8,069	$30,492	$8,921	$7,891	$6,912	$6,768
Gross margin %	53.8%	51.0%	53.3%	48.1%	47.6%	55.6%